MADISON MOSAIC EQUITY TRUST
550 Science Drive
Madison, WI 53711

June 20, 2011

VIA EDGAR
Ms. Mary Cole
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Mosaic Equity Trust – NorthRoad International Fund Filing (Registration No. 2-80805; SEC File No. 811-3615)

Dear Ms. Cole:

The following serves to respond to comments received from you on June 13, 2011 regarding Post-Effective Amendment No. 41 to the Madison Mosaic Equity Trust (“Trust”) Form N-1A Registration Statement relating to a revamped series of the Trust called the NorthRoad International Fund (“International Fund”).  We are responding to your comments by filing with this letter Post-Effective Amendment No. 43 to the Trust’s Form N-1A Registration Statement.  We are making this filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  Simultaneous with this filing, we are also filing an acceleration request in order to have the Registration Statement declared effective as of June 30, 2011.

In connection herewith, the Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus Comments

1.
Comment:  In the table of contents, the first item should be changed to delete references to the Small/Mid-Cap Fund.  Also, consider removing the item “Portfolio Turnover” from the table of contents, since this is a sub-set of “Fees and Expenses.”

Response:  We have removed references to the Small/Mid-Cap Fund, but are keeping the reference to “Portfolio Turnover” in the table of contents.

2.	Comment: Under “Summary Fund Data,” please make the following changes:

(a)	Add a reference to the former name of the International Fund in the “Investment Objectives/Goals” section.

(b)
Move the footnote regarding the restatement of fees so that it appears directly below the fee table in the “Fees and Expenses” section.  Also, move the “*” so that it appears alongside “Management Fee” and “Other Expenses” in the fee table.  Finally, add a footnote regarding fees on the redemption of shares by wire (as discussed in the Guide to Doing Business).

(c)	Delete the last clause of the last sentence in the “Portfolio Turnover” section.

(d)
In the “Principal Investment Strategies” section, if the International Fund will invest primarily in equity securities, say this.  Also indicate whether the International Fund will invest in ADRs.  Add disclosure to the effect that the International Fund will typically hold between 25 and 40 stocks.  Finally, discuss the value style of investing that will be used by the International Fund’s subadviser.

(e)
In the “Risk/Return Bar Chart and Table,” the first sentence of the second paragraph should be revised to indicate the actual date of the changes (rather than simply saying “effective the date hereof”) and to state the prior name of the International Fund.  Also, in the Average Annual Total Returns table, the Life of the Fund column should include the inception date of the fund in parenthesis.  Finally, include the old benchmark index in this table and explain why it is no longer relevant.

(f)	In the “Management” section, refer to NorthRoad as a subadviser in the second sentence of that section.

Response: Done.

3.	Comment: Under “Investment Objective,” indicate that the Board of Trustees will provide 60 days’ advance notice prior to changing the Fund’s investment objective.

Response:  Done.

4.
Comment:  Under “Implementation of Investment Objective,” reference is made to “Stocks” for the first time.  Make clear what types of securities the International Fund will invest in primarily (e.g., stocks or debt securities).  See other comments noted in Comment 2(d) above.

Response:  Done.

5.
Comment:  Under “Risks,” if the International Fund will invest in debt securities, add a risk factor regarding this.  Risk factors should also be added if the International Fund will invest in small cap stocks.  Finally, currency risk should be added as a risk.

Response:  The International Fund will not invest in debt securities or small cap stocks.  However, disclosure regarding currency risk has been added.

6.	Comment: Under “Management – Compensation,” indicate the amount of the subadvisory fee.

Response:  Done.

7.
Comment:  Under “Shareholder Information – Purchase and Redemption Procedures,” reference is made to the Guide to Doing Business, which is incorporated by reference into the prospectus.  Likewise, in the Guide itself, at the top, reference is made that the Guide is part of and incorporated by reference in the prospectus.  Explain the basis for using this format.  See Form N-1A Instruction D.1.A.

Response:  The Guide to Doing Business is intended to provide additional information required by Items 11(b)-(d) of Form N-1A.  Under the prior form of Form N-1A, Item 6(g) permitted the use of a separate disclosure document for these Items.

While this Item is not in the new version of Form N-1A, we were under the impression that this form of disclosure was still an option, particularly since the Guide to Doing Business will always accompany the current prospectus for the fund.  Because all of our Madison Mosaic Funds -- which include the Trust, the Madison Mosaic Income Trust, the Madison Mosaic Government Money Market Trust, and the Madison Mosaic Tax-Free Trust -- use the Guide to Doing Business in this manner, we have represented to you that we will include this information in the prospectus (rather than incorporating it by reference and delivering it with the prospectus) with the next annual update of these funds on Form N-1A, and you have indicated via e-mail that this is an acceptable approach.

*  *  *  *

Please contact me at 608-216-9147 should you have further comments or questions regarding the Registration Statement.

Respectfully submitted,

/s/ Pamela M. Krill

General Counsel & Chief Legal Officer